UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Approval of the Production Individualization Agreement of the Jubarte Pre-Salt by ANP
—

Rio de Janeiro, July 23, 2025 – Petróleo Brasileiro S.A. – Petrobras hereby informs that the Production Individualization Agreement (AIP) of the Jubarte Pre-Salt Shared Reservoir, located in the Campos Basin, has been approved by the National Agency of Petroleum, Natural Gas, and Biofuels (ANP).

The Jubarte Pre-Salt Shared Reservoir comprises:

• an area of the Jubarte Field (BC-60) with 97.25%,

• uncontracted areas (Federal Government, represented by PPSA) with 1.89%; and

• an area of the Argonauta Field (BC-10) with 0.86%;

The agreement establishes each party’s interest and the rules for the joint implementation of the development and production operations of oil and natural gas in the shared reservoir. The interests of each party in the Jubarte shared reservoir are as follows:

Interests in the Shared Reservoir
PETROBRAS	97.250%
SHELL	0.430%
BRAVA	0.198%
ONGC	0.232%
FEDERAL GOVERNMENT (represented by PPSA)	1.890%

The AIP is executed when reservoirs extend beyond the boundaries of the contracted or concession areas, according to ANP regulations. Following ANP approval, the AIP will become effective on August 01, 2025.

As a result of the process of individualizing the production of the deposit, the companies' commitment includes the obligation to negotiate financial compensation between the expenses incurred and the revenues relating to the volumes produced up to the effective date of the AIP.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that reflect the expectations of the Company's officers. The terms “anticipates,” “believes,” “expects,” “predicts,” “intends,” “plans,” “projects,” “aims,” “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer